SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held Company with authorized capital

MINUTES OF EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 17, 2008.

1. DATE, TIME AND PLACE: December 17, 2008, at 09:00 a.m., at Av. Roque Petroni Junior, 1464, 6th floor, B side, in the City of São Paulo, State of São Paulo.

2. BOARD OF THE MEETING: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. ATTENDANCE: The meeting was initiated with the attendance of the Directors who sign these minutes, in compliance with the quorum set forth in the Bylaws.

4. AGENDA AND RESOLUTIONS:

Luis Miguel Gilpérez López clarified that the purpose of this meeting is to resolve about the 4th public offer of simple debentures, non-convertible in shares, in a single and indivisible lot, of the unsecured, single series kind (“Debenture”).

In this sense, the Directors attending the meeting, by the unanimous vote, without any restrictions, resolved:

4.1.      to approve, according to article 59, 1st paragraph of Law No. 6,404, dated as of December 15, 1976 as further amended (“Brazilian Corporations Law”), and to article 17, item IV, of the Bylaws of the Company, the 2nd public issuance, by the Company, of plain and non-convertible into shares debentures, unsecured, in a single series, released of the registration with the Brazilian Securities Exchange Commission (“CVM”), pursuant to article 5, item II, of CVM Instruction No. 400, as it is a single and indivisible lot of securities, according to the following terms and conditions (“Issuance”):

4.1.1.   Par Value

The single par value of the Debenture shall be R$ 210,000,000.00 (two hundred and ten million Brazilian Reais) on the Issuance Date (“Single Par Value”).

4.1.2.   Issuance Number

This shall be the 4th (fourth) public issuance of Debentures of the Issuer.

4.1.3.   Amount of Debenture

One single Debenture shall be issued, in a single series, for the total amount of R$ 210,000,000.00 (two hundred and ten million Brazilian Reais), on the Issuance Date.

4.1.4.   Series

4.1.4.1. The 4th issuance shall be carried out in single series.

4.1.5.   Issuance Date, Term and Expiration Date

4.1.5.1. By all means and legal effects, the Debenture issuance date shall be January 16, 2009 (“Issuance Date”).

4.1.5.2. The term of the Debenture shall be of 360 (three hundred and sixty) days, counted from the Issuance Date, expiring, therefore, in January 11, 2010 (“Expiration Date”).

4.1.6.   Convertibility and Form

The Debenture shall be plain, non-convertible into shares, nominative, in book form. The Debenture representation certificate shall not be issued. By all means and effects, the Debenture ownership shall be evidenced by the banking statement issued by the financial institution responsible for the Debenture record, i.e.: the Registry Bank. In addition, an “Assets Position Report”, accompanied of the respective banking statement, shall be issued by the Brazilian Debenture Module (“SND”),  on behalf of the Debenture holder, issued by the financial institution responsible for the custody of such bonds while deposited in the SND.

4.1.7.   Nature

The Debenture shall be unsecured.

4.1.8.   Placement and Negotiation

4.1.8.1. The Debenture shall be distributed under the system of standby underwriting, with the intermediation of Banco Bradesco BBI S.A., by means of the Securities Distribution Module (“SDT”), managed and operated by CETIP S.A. – Derivative and Assets Organized Counter (“CETIP”).

4.1.8.2. The Debenture shall not be registered for purposes of negotiation in the secondary market, once the holder of the Debenture shall assume, when the Debenture subscription list is signed, the commitment of non negotiating the Debenture on the secondary market. The future registration of the Debenture for negotiation in the stock exchange or organized counter market shall be subject to the previous registration with the CVM, in compliance with article 2, paragraph 2, of the CVM Instruction No. 400/03, which shall be carried out on account and risk of the Debentureholder.

4.1.8.3 Without prejudice to the established above, the Debenture may be negotiated among institutions belonging to the same financial group.

4.1.9.   Remuneration

4.1.9.1. The Single Face Value shall not be updated.

4.1.9.2. As from the Issuance Date, the Debentureholder shall be entitled to compensation interest over the Debenture Face Value, of 113.55% (one hundred and thirteen point fifty five percent) of the accumulated variation of the medium Day rates of the DI over extra grupo – Interfinancial Deposits of one day, calculated and published by CETIP, in the Day Informative, available in its website (http://www.cetip.com.br), base 252 (two hundred and fifty two) days, expressed in the percentage by year form (the “DI Rate”).

4.1.9.3.  The Debenture Remuneration shall be paid on the Expiration Date.

4.1.10.             Amortization

The Debenture shall be amortized only on the expiration date of the main obligation.

4.1.11.             Renegotiation

The Debenture shall not be renegotiated.

4.1.12.             Anticipated Redemption

4.1.12.1. The  Issuer may redeem, beforehand, the Debenture at any time as from the Issuance Date, by means of a written notice to the Debentureholder with, at least, 5 (five) business days prior to the event. If such anticipated redemption occurs, it shall be done by the Debenture Face Value plus the Remuneration accumulated pro rata temporis as of the Issuance Date until the date of the effective payment, plus a 2.0% (two percent) premium over the amount to be paid beforehand.

4.1.13.             Anticipated Expiration

4.1.13.1. The Trustee may declare the anticipated expiration of all obligations established in this Issuance Deed and demand the immediate payment, by the Issuer, of the Single Face Value of the Outstanding Debenture, plus the Remuneration, calculated pro rata temporis, from the Debenture Issuance Date until the date of its effective payment, in case any of the following events occurs (each a “Default Event”):

(a)      incident of a corporate amendment which results in the direct or indirect exclusion, of Telefonica S.A. (“Telefonica”) and/or Portugal Telecom S.G.P.S. S.A. (“PT SGPS”) from the stock control of the Issuer, except if the new controlling, direct or indirect, stockholder(s)  is(are) company(ies) with a rating, at least, equivalent to Telefonica´s or PT SGPS´s investment grade in global scale, according to the classification ascribed by Moody’s America Latina Ltda., Fitch Ratings Brasil Ltda. or Standard & Poor’s;

(b)      homologation or concession of judicial or extrajudicial recovery of the Issuer;

(c)      liquidation or dissolution of the Issuer;

(d)      bankruptcy petition which amount, individual or jointly, is higher than R$ 50,000,000.00 (fifty million Brazilian Reais), and that has not been suspended in the legal term;

(e)      bankruptcy decision, self bankruptcy or, also, any analogue procedure that might be created by Law, of the Issuer;

(f)      non payment of the main obligation and/or of the remuneration due to the Debentures on the respective expiring dates; and

(g)      transformation of the Issuer in a limited liability company, under the terms of articles 220 to 222 of Law No. 6,404, of December 15, 1976.

4.13.1. In case any of the events indicated in sub-items “c”, “e”, “f” and “g” occurs, it shall result in the anticipated expiration of the Debenture, regardless of any consultation to the debentureholders, being the expiration conditioned to the notice delivery by the Trustee to the Issuer in this sense, in compliance with article 13, sole paragraph, of the CVM Instruction No. 28, of November 23, 1983.

4.13.1.2. In case any of the events indicated in sub-items “a”, ‘b” and “d” occurs, the Trustee shall call, within 10 (ten) business days, at most, counted from the date it acknowledges the incident of any of the referred events, the General Debentureholders´ Meeting, in order to resolve about the anticipated expiration of debentures statement, in accordance with the calling procedures, as established in the Issuance Deed.

4.2.      Finally, the Board of Directors authorized the Company´s Board of Officers to take all necessary measures in order to accomplish the Debenture public distribution, as well as ratified all the acts previously performed, including, but not limited to, the practice of the acts necessary to the signature of the respective Issuance Deed, the hiring of financial institutions authorized to operate in the securities market as mediators, the hiring of the trustee, the mandatory bank, the registry institution, legal advisors and other institutions that may eventually be necessary to the accomplishment of the Issuance, determining their respective professional fees, as well as the publication and registration of corporate documents before the competent entities, including procedures before the CVM.

Nothing else left to be discussed, the meeting was ended and these minutes were drawn, which, read and found in conformity, were signed by all Directors attending the meeting and by the Secretary, and, then, registered in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – President of the Board of Directors; Shakhaf Wine - Vice President of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de Medeiros D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; José Guimarães Monforte; Luiz Kaufmann and Antonio Gonçalves de Oliveira - Directors and Breno Rodrigo Pacheco de Oliveira - Secretary.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors.

Breno Rodrigo Pacheco de Oliveira
Secretary OAB/RS No. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.